
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    ---------

                             FLEETWOOD CAPITAL TRUST
                       (Name of Subject Company (Issuer))

                                    ---------

                           FLEETWOOD ENTERPRISES, INC.
                      FLEETWOOD CAPITAL TRUST II, AS ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                    ---------

                6% CONVERTIBLE TRUST PREFERRED SECURITIES DUE 2028
  (AND RELATED 6% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2028 AND GUARANTEE)
                         (Title of Class of Securities)

                                    ---------

                                   U33 896 338
                      (CUSIP Number of Class of Securities)

                                    ---------

                                NELSON W. POTTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FLEETWOOD ENTERPRISES, INC.
                                3125 MYERS STREET
                           RIVERSIDE, CALIFORNIA 92503
                                 (909) 351-3500
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    ---------

                                    COPY TO:
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

--------------------------------------------------------------------------------
        MARK W. SHURTLEFF                       WINTHROP B. CONRAD, JR.
    GIBSON, DUNN & CRUTCHER LLP                DAVIS POLK & WARDWELL
         JAMBOREE CENTER                        450 LEXINGTON AVENUE
     4 PARK PLAZA, SUITE 1700                 NEW YORK, NEW YORK 10017
     IRVINE, CALIFORNIA 92614                 TELEPHONE: (212) 450-4000
     TELEPHONE: (949) 451-3800                FACSIMILE: (212) 450-3800
     FACSIMILE: (949) 475-4220
--------------------------------------------------------------------------------
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                                    ---------

                            CALCULATION OF FILING FEE

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
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     Transaction Valuation                       Amount of Filing Fee
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
      $37,950,000(1)                              $9,487.50(2)
================================================================================


(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of December 10, 2001 of the maximum amount of 6% Convertible Trust Preferred Securities due 2028 that may be received by Fleetwood Capital Trust II from tendering holders in the exchange offer.


(2) Registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933 and was previously paid in connection with the Registrants' Registration Statement on Forms S-4 and S-3 filed June 12, 2001, as amended on December 5, 2001 and December 10, 2001.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


          Amount Previously Paid:    $30,000                      Filing Parties:   Fleetwood Enterprises, Inc.
                                                                                    Fleetwood Capital Trust II

          Form or Registration No.:  S-4 and S-3                   Date Filed:       June 12, 2001
                                     (File Nos. 333-62838
                                     and 333-62850, respectively)



|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
                  |_|      third-party tender offer subject to Rule 14d-1.
                  |X|      issuer tender offer subject to Rule 13e-4.
                  |_|      going-private transaction subject to Rule 13e-3.
                  |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  INTRODUCTION

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Fleetwood Enterprises, Inc., a Delaware corporation, and Fleetwood Capital Trust II, a Delaware statutory business trust, pursuant to Section 13(e) of the Securities Exchange Act in connection with their offer to exchange up to an aggregate of $37.95 million in liquidation amount of Convertible Trust Preferred Securities of Fleetwood Capital Trust II for up to an aggregate of $86.25 million of the $287.5 million (or such lesser amount as is properly tendered) in liquidation amount of the 6% Convertible Trust Preferred Securities due February 15, 2028 of Fleetwood Capital Trust, a Delaware statutory business trust, upon the terms and subject to the conditions set forth in the Registration Statement on Forms S-4 and S-3 (File Nos. 333-62838 and 333-62850, respectively) that we have filed with the Securities and Exchange Commission on June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10, 2001 (the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

Item 11. Additional Information

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:


     On December 10, 2001, we filed Amendment No. 3 to the Registration Statement, which amends our offer to exchange and includes the following additional or amended exhibits: (1) Form of Letter of Transmittal for the Amended Exchange Offer, filed as Exhibit 99.7 to the Registration Statement and incorporated herein as Exhibit (a)(1)(iii) by reference; (2) Form of Notice of Guaranteed Delivery for the Amended Exchange Offer, filed as
Exhibit 99.8 to the Registration Statement and incorporated herein as Exhibit
(a)(1)(iv) by reference; (3) Amended Prospectus contained in our Registration Statement on Forms S-4 and S-3, dated June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10, 2001, which is incorporated herein as Exhibit (a)(4)(ii) by reference; (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for the Amended Exchange Offer, filed as Exhibit 99.9 to the Registration Statement and incorporated herein as Exhibit (a)(5)(vi) by reference; (5)
Form of Letter to Clients for the Amended Exchange Offer, filed as Exhibit
99.10 to the Registration Statement and incorporated herein as Exhibit
(a)(5)(vii) by reference; (6) Form of Letter to Holders of Existing Preferred Securities and The Depository Trust Company for the Amended Exchange Offer, filed as Exhibit 99.11 to the Registration Statement and incorporated herein as Exhibit (a)(5)(viii) by reference; (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for the Amended
Exchange Offer, filed as Exhibit 99.12 to the Registration Statement and incorporated herein as Exhibit (a)(5)(ix) by reference; (8) Press Release issued December 6, 2001, which is incorporated herein as Exhibit (a)(5)(x) by reference; (9) Form of Preferred Securities Guarantee Agreement, by and between Fleetwood Enterprises, Inc. and The Bank of New York, our preferred guarantee trustee, for the Amended Exchange Offer, filed as Exhibit 4.11 to the Registration Statement and incorporated herein as Exhibit (d)(3) by reference; (10) Form of Common Securities Guarantee Agreement, by Fleetwood Enterprises, Inc. in favor of the holders of the common securities of Fleetwood Capital Trust II, for the Amended Exchange Offer, filed as Exhibit
4.13 to the Registration Statement and incorporated herein as Exhibit (d)(4) by reference; and (11) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters for the Amended Exchange Offer, filed as Exhibit 8.1 to the Registration Statement and incorporated herein as Exhibit (h)(2) by reference.






ITEM 12.          EXHIBITS.
--------          ---------

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following Exhibits:

(a)(1)(iii)       Form of Letter of Transmittal for the Amended Exchange Offer.*

(a)(1)(iv)        Form of Notice of Guaranteed Delivery for the Amended Exchange
                  Offer.*

(a)(4)(ii) Amended Prospectus contained in our Registration Statement on Forms S-4 and S-3 filed by us, dated June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10,
                  2001.*

(a)(5)(vi)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees for the Amended Exchange Offer.*

(a)(5)(vii)       Form of Letter to Clients for the Amended Exchange Offer.*

(a)(5)(viii)      Form of Fleetwood Capital Trust Letter to Existing Preferred
                  Securities Holders and The Depository Trust Company for the
                  Amended Exchange Offer.*

(a)(5)(ix)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9 for the Amended Exchange Offer.*

(a)(5)(x)         Press Release issued December 6, 2001.***

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                                       2
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


(d)(3) Form of Preferred Securities Guarantee Agreement, by and between Fleetwood Enterprises, Inc. and The Bank of New
                  York, as preferred guarantee trustee, for the Amended Exchange
                  Offer.*

(d)(4)            Form of Common Securities Guarantee Agreement, by Fleetwood
                  Enterprises, Inc. in favor of holders of the common securities of Fleetwood Capital Trust II, for the Amended
                  Exchange Offer.*

(h)(2) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters for the Amended Exchange Offer.*



* Incorporated by reference to the Registration Statement on Forms S-4 and S-3, filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10, 2001.




*** Incorporated by reference to the Form 425 filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on December 6, 2001.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2001
                                  FLEETWOOD ENTERPRISES, INC.


                                  By:      /s/ Boyd R. Plowman
                                           --------------------------
                                  Name:    Boyd R. Plowman
                                  Title:   Senior Vice President-Finance and
                                           Chief Financial Officer



                                  FLEETWOOD CAPITAL TRUST II

                                  By:      /s/ Boyd R. Plowman
                                           --------------------------
                                           Boyd R. Plowman
                                           Regular Trustee


                                       4
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                                  EXHIBIT INDEX



(a)(1)(i)         Form of Letter of Transmittal.*

(a)(1)(ii)        Form of Notice of Guaranteed Delivery.*

(a)(1)(iii)       Form of Letter of Transmittal for the Amended Exchange Offer.*

(a)(1)(iv)        Form of Notice of Guaranteed Delivery for the Amended Exchange
                  Offer.*

(a)(2)            None.

(a)(3)            None.

(a)(4)(i)         Prospectus contained in the Registration Statement on Forms
                  S-4 and S-3 filed by us, dated June 12, 2001, as amended on August 3, 2001 and December 5, 2001.*

(a)(4)(ii) Amended Prospectus contained in our Registration Statement on Forms S-4 and S-3 filed by us, dated June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10,
                  2001.*

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*

(a)(5)(ii)        Form of Letter to Clients.*

(a)(5)(iii)       Form of Fleetwood Capital Trust Letter to Existing Preferred
                  Securities Holders and The Depository Trust Company.*

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(v)         Press Release Issued June 12, 2001.**

(a)(5)(vi)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees for the Amended Exchange Offer.*

(a)(5)(vii)       Form of Letter to Clients for the Amended Exchange Offer.*

(a)(5)(viii)      Form of Fleetwood Capital Trust Letter to Existing Preferred
                  Securities Holders and The Depository Trust Company for the
                  Amended Exchange Offer.*

(a)(5)(ix)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9 for the Amended Exchange Offer.*

(a)(5)(x)         Press Release issued December 6, 2001.***

(b)               None.

(d)(1) Form of Preferred Securities Guarantee Agreement, by and between Fleetwood Enterprises, Inc. and The Bank of New York, as preferred guarantee trustee.*

(d)(2)            Form of Common Securities Guarantee Agreement, by Fleetwood
                  Enterprises, Inc. in favor of the holders of the common securities of Fleetwood Capital Trust II.*

(d)(3) Form of Preferred Securities Guarantee Agreement, by and between Fleetwood Enterprises, Inc. and The Bank of New
                  York, as preferred guarantee trustee, for the Amended Exchange
                  Offer.*

(d)(4)            Form of Common Securities Guarantee Agreement, by Fleetwood
                  Enterprises, Inc. in favor of holders of the common securities of Fleetwood Capital Trust II, for the Amended
                  Exchange Offer.*

(g)               None.

(h)(1) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*

(h)(2) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters for the Amended Exchange Offer.*



* Incorporated by reference to the Registration Statement on Forms S-4 and S-3, filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on June 12, 2001, as amended on August 3, 2001, December 5, 2001 and December 10, 2001.

** Incorporated by reference to the Form 425 filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on June 13, 2001.

*** Incorporated by reference to the Form 425 filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on December 6, 2001.

                                       5